February 3, 2014

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Premier Funds (the “Registrant”)

1933 Act File No. 33-82366

1940 Act File No. 811-08690

Comments received for PEA No. 62 filed on December 5, 2013

Dear Ms. Lithotomos:

Below is a summary of the comments I received from you on January 23, 2014 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	Strategic Emerging Markets Fund – Please confirm that a shareholder vote was solicited regarding the subadviser change.

Response 1:	MassMutual, as the Fund’s majority shareholder, approved the subadviser change by written consent on September 30, 2013. A Definitive Information Statement was filed with the Commission on September 6, 2013.

Comment 2:	Regarding the supplement dated February 3, 2014, please confirm whether another supplement or another 485(a) filing will be filed on April 1, 2014 due to the investment adviser, share classes, and expense changes.

Response 2:	No other filing will occur on April 1, 2014 because shareholders have already been notified about these changes via a Prospectus supplement filed on December 19, 2013.

Comment 3:	The supplement dated February 3, 2014 references, for some Funds, changes to administrative fees that have been lowered. Please confirm that no fees have increased.

Response 3:	We confirm that for purposes of the February 3, 2014 supplement, no administrative fees were increased.

Comment 4	Global Fund – Consider adding disclosure to reflect that the Fund will generally invest at least 40%, or if market conditions are unfavorable, then no less than 30%, in foreign issuers.

Response 4:	We feel that the Fund’s current disclosure is adequate and satisfies the Staff’s position as communicated to the ICI pursuant to its inquiry of the Staff regarding this matter as it relates to Rule 35d-1.

Comment 5	Please confirm if the Funds have exemptive relief to change subadvisers.

Response 5:	We confirm that the Funds have a manager of managers exemptive order to change unaffiliated subadvisers.

Comment 6:	Please confirm that a shareholder vote was solicited regarding the investment adviser change.

Response 6:	A shareholder vote is not necessary because this is not an “assignment” under the Investment Company Act of 1940. MML Investment Advisers, LLC is a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company.

SAI Comments

Comment 1:	Please explain your strategy with respect to the Statement of Additional Information, which currently does not discuss all of the changes that the Prospectus contains.

Response 1:	An SAI supplement will be filed on February 3, 2014 to note that the Funds’ investment adviser will be changing. The complete Statement of Additional Information will be refiled on or about April 1, 2014 pursuant to Rule 497(e) to disclose all of the changes.

Comment 2:	Please confirm if Appendix C is part of the SAI.

Response 2:	We confirm this.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MassMutual Premier Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company